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SECURIT[illegible] [illegible]ION

05038087

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ANNUAL AUDITED RE[illegible]
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52917

SEC MAIL RECEIVED FEB 2 8 2005 PROCESSING WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kabrik Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 814
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Conlin, Jr. (212) 825-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Conlin, Jr., swear (or affirm) that, to the be[st of] my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kabrik Trading LLC, [a]s of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 01/27/05

CLARIBEL LEPIANI
Notary Public, State of New York
No. 01LE6078190
Qualified in New York County
Commission Expires July 28, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~. Members' Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi[t].
- X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KABRIK
TRADING, LLC
Member NYSE • NASD

11 Broadway, Suite 814
New York, NY 10004
TEL: 212.825.4000
FAX: 212.825.4204

* * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

* * * * * * * * * * * * * * * * * * *

KABRIK TRADING, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	81,296
Receivable from brokers and dealers		547,029
Prepaid expenses and other assets		51,222
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $310,845		264,523
Security deposit		27,971
	$	972,041

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued salaries and profit sharing	$	239,963
Accrued expenses and other liabilities		226,864
Capital lease payable		14,197
Deferred tax liability		4,700
		485,724
Liabilities subordinated to claims of general creditors		250,000
		735,724
Commitments		
Members' equity		236,317
	$	972,041

The accompanying notes are an integral part of this financial statement.

KABRIK TRADING, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Kabrik Trading, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and National Association of Securities Dealers. The Company principally engages in agency-only trade execution transactions through direct access on the New York Stock Exchange floor and NASDAQ execution and, program and basket trading utilizing the Company's Trading Desk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts, time deposits and certificates of deposit purchased with maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis. The difference between recording securities transactions on a trade date basis and a settlement date basis has been considered and determined to be immaterial.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements:

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the improvements.

3. RECEIVABLE FROM BROKERS AND DEALERS:

Receivable from brokers and dealers consists of the following:

Deposit at clearing broker	$ 150,203
Commission receivable	396,826
	$ 547,029

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

The borrowings under subordination agreements at December 31, 2004 are as follows:

Subordinated equity, 10%, due February 28, 2007 to member	$ 125,000
Subordinated equity, 10%, due February 28, 2007 to member	125,000
	$ 250,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule as equity borrowings. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

5. MEMBERS' EQUITY:

At December 31, 2004, the Company had Class A and Class B units, which consist of the following:

	Equity	Number of Units	Profit and Loss
Class A voting	$ 333,094	100	50%
Class B nonvoting	(96,777)	100	50
	$ 236,317		100%

6. COMMITMENT AND CONTINGENCIES:

Employment Agreement

The Company and an employee have an agreement effective January 27, 2003 and continuing through December 31, 2005. The agreement is as follows: an annual salary of $200,000 to be paid bi-monthly and a guaranteed bonus of $50,000 per quarter to be paid the last day of the calendar quarter. Additional compensation will be paid based upon certain gross commission levels derived from the trading operations from the Irvington branch less execution costs ("net commissions"). The payout on the first one million of net commissions will be deferred until five million of net commissions is obtained each year, and the payout percentage varies depending on the level reached. No additional compensation was incurred in 2004.

Litigation and Regulatory Matters:

In the ordinary course of its business, the Company has been named as defendant in a lawsuit which involves a claim for damages in an unspecified amount. Additionally, the Company is the subject of certain regulatory inquiries. Although the ultimate outcome of the foregoing lawsuit and regulatory inquiry cannot be predicted with certainty, in the opinion of management, based on information provided by outside legal counsel, the outcome of these matters will not have a material adverse effect on the Company's financial condition.

7. LEASES:

Operating:

The Company is obligated under noncancellable operating leases for two office spaces in New York. The leases expire July 31, 2007 and January 31, 2008 and contain provision for escalation based on increases in certain costs incurred by the landlords.

A schedule of future minimum annual rental payments due is as follows:

Year Ending December 31,	Agreement Lease Payments
2005	$ 165,688
2006	171,354
2007	133,982
2008	6,288
	$ 477,312

Capital leases:

The Company is the lessee of equipment under capital leases expiring 2007. The assets and liabilities under capital leases are recorded at the present value of the minimum lease payments. The assets are depreciated over their estimated productive lives

Following is a summary of property held under capital leases at December 31, 2004:

Computer equipment	$	24,836
Less: Accumulated depreciation		11,176
	$	13,660

Minimum future lease payments under capital leases as of December 31, 2004 for the remaining three years and in the aggregate are:

Year Ended December 31,		Amount
2005	$	5,956
2006		5,956
2007		5,956
Total Minimum Lease Payments		17,868
Less: Amount representing interest		3,671
Present Value of Net Minimum Lease	$	14,197

Interest rate on capitalized leases is 10.0% imputed based on the lessors implicit rate of return.

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2004, the Company had net capital, as defined, of $131,421, which exceeded the required minimum net capital of $32,068 by $99,353. Aggregate indebtedness at December 31, 2004 totaled $481,025. The ratio of aggregate indebtedness to net capital was 3.66 to 1.

9. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

10. SEAT LEASE:

The Company leases four seats on the New York Stock Exchange. The lease payments are as follows:

Expiration Date	Minimum Lease Payments
February 28, 2005	$ 24,000
March 31, 2005	47,500
April 29, 2005	40,000
January 6, 2006	71,000
	$ 182,500

The Company has no guarantees for the balance of the lease term.

11. INCOME TAXES:

The Company files a partnership income tax and is therefore not subject to federal and state income taxes. However, the Company is subject to New York City unincorporated business tax.

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Deferred income taxes have been provided to account for temporary differences arising primarily from amortization and depreciation, treated differently for financial statement and income tax reporting purposes. Deferred tax liability consists of the following at December 31, 2004:

Depreciation	$ 4,700

12. PROFIT-SHARING PLAN:

The Company sponsors a defined contribution 401(k) profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Contributions to the plan by the Company are determined at year end. No contribution was made for the year ended December 31, 2004. Employees qualify for benefits upon reaching the age of 65. Vesting begins at 25% after one year of service, 50% after two years, and 100% after the third year.

The profit-sharing plan provides for an employee election to reduce compensation by a voluntary contribution to a 401(k) account.

* *

The Company's Statement of Financial condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission

* *

INDEPENDENT AUDITORS' REPORT

To the Members
Kabrik Trading, LLC

We have audited the accompanying statement of financial condition of Kabrik Trading, LLC, (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Kabrik Trading, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 1, 2005